EXHIBIT 99.1

DeFi Technologies Provides Monthly Corporate Update: Valour Reports US$812 Million (C$1.1 Billion) in AUM, and Monthly Net Inflows of US$12.7 Million (C$17.5 Million) in May 2025, Among Other Key Developments

•	AUM & Continued Monthly Net Inflows: Valour reported assets under management (AUM) of US$812M (C$1.1B) as of May 30, 2025, reflecting a 13.5% increase month-over-month. Net inflows for May remained strong at US$12.7M (C$17.5M), bringing year-to-date inflows to US$71.4M (C$99.3M) - underscoring accelerating investor demand for Valour's ETPs.
•	Strong Financial Position & Treasury Strategy: The company maintains a total cash, USDT, and treasury balance of US$70.9M (C$97.4M), comprising US$17.02M (C$23.4M) in cash and USDT, reflecting a 53.3% increase from the previous month, and US$53.9M (C$74M) in its digital asset treasury, a 60.4% increase from the previous month as of May 30, 2025.
•	DeFi Alpha Trading Revenue: Since its Q2 2024 launch, DeFi Alpha has generated C$162.4 million (US$118.8 million) in revenue, including a C$30.3 million (US$22 million) one-time arbitrage trade in May 2025. This strategy has materially strengthened the Company's balance sheet, enabling debt elimination and supporting the growth of its digital asset treasury.

TORONTO, June 3, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") reports assets under management ("AUM") of US$812 million (C$1.1 billion) as of May 30, 2025. This reflects a 13.5% increase from the previous month, driven by rising digital asset prices and net inflows of US$12.7 million (C$17.5 million).

Net Inflows and Investor Confidence

In May, Valour recorded strong net inflows of US$12.7 million (C$17.5 million), continuing its trend of consistent monthly inflows regardless of market conditions. Year-to-date, total net inflows have reached US$71.4 million (C$99.3 million), highlighting accelerating investor demand for Valour's ETPs. This sustained momentum reflects growing investor confidence and reinforces the appeal of Valour's diverse product lineup.

Key Products Driving Inflows

A combination of established and newer ETP listings, including ETH, SUI and XRP, drove the exceptional performance. Key contributors include:

•	VALOUR ETH SEK: US$2,476,744 (C$3,321,831)
•	VALOUR SUI SEK: US$2,457,486 (C$3,293,055)
•	VALOUR XRP SEK: US$1,278,474 (C$1,713,154)
•	VALOUR INJ SEK: US$885,422 (C$1,187,454)
•	VALOUR DOGE SEK: US$815,409 (C$1,093,659)
•	VALOUR BTC EUR: US$748,534 (C$1,003,043)

These inflows highlight Valour's leadership in providing access to diverse digital assets.

Valour's Top ETPs by AUM

Valour monetizes its AUM primarily through staking and management fees. Valour retains staking yields as revenue, capturing value directly from the underlying digital assets held in its ETPs, in addition to management fees.

In Q1 2025, Valour generated staking and lending income of US$10.0 million (C$14.0 million) and management fees of US$2.6 million (C$3.6 million), demonstrating the strength of its vertically integrated model and its ability to generate recurring, protocol-driven revenue from its growing AUM base.

•	VALOUR BTC: US$260,903,347 (C$358,421,000)
•	VALOUR SOL: US$244,876,814 (C$336,541,000)
•	VALOUR SUI: US$49,994,855 (C$68,689,000)
•	VALOUR ADA: US$48,005,105 (C$65,973,000)
•	VALOUR XRP: US$47,326,580 (C$65,019,000)
•	VALOUR ETH: US$57,391,647 (C$78,870,000)
•	VALOUR AVAX: US$13,795,056 (C$18,948,000)
•	VALOUR DOT: US$12,621,286 (C$17,341,000)

Valour's Global Expansion and Strategic Market Development

Valour continues to expand its global footprint as a leader in regulated digital asset products. With over 65 ETPs currently listed across European and UK exchanges, the Company remains on track to reach 100 listed products by the end of 2025. Upcoming launches include leveraged and warrant-based structures, further broadening investor access.

In parallel, Valour is strategically entering emerging markets across Africa, Asia, the Middle East, and beyond, securing a first-mover advantage in jurisdictions with significant growth potential. This proactive expansion underscores Valour's long-term commitment to driving global adoption of regulated digital asset investment vehicles.

Strong Financial Position

As of May 30, 2025, the Company maintained a strong financial position:

Cash and USDT Balance: Approximately US$17.02 million (C$23.4 million).

Loans Payable: Approximately C$8.6 million (US$6 million), unchanged from the previous month, primarily attributed to the ongoing Genesis restructuring

Digital Asset Treasury

The Company maintained a diversified treasury portfolio. The portfolio's total value stood at approximately US$53.9 million (C$74 million). The Company may choose to rebalance or expand its treasury at any time using its available US$70.9 million (C$97.4 million) in cash, USDT, and other treasury holdings. During the period, the Company increased its positions in CORE, ADA, and ETH, and added SUI as a new treasury asset.

•	208.8 BTC: US$22,089,851 (C$30,334,415)
•	4,913,918 SUI: US$17,043,924 (C$23,417,482)
•	433,322 AVAX: US$9,424,744 (C$12,952,576)
•	14,375 SOL: US$2,330,636 (C$3,202,695)
•	1,925,703 CORE: US$1,453,135 (C$1,996,806)
•	1,586,683 ADA: US$1,122,895 (C$1,543,679)
•	161 ETH: US$420,769 (C$577,037)
•	490.5 UNI: US$3,223 (C$4,426)

DeFi Alpha Strategy

The Company continues to assess and execute on arbitrage opportunities through its specialized trading desk, DeFi Alpha. Since its launch in Q2 2024, DeFi Alpha has generated a total of C$162.4 million (US$118.8 million) in revenue, including a one-time arbitrage trade announced on May 5, 2025, that delivered C$30.3 million (US$22 million). This strategy has significantly strengthened the Company's financial position, enabling debt repayment and supporting the ongoing expansion of its digital asset treasury.

Recent Strategic Developments from May include:

DeFi Technologies Reports a Return of C$30.3 Million (US$22 Million) From an Arbitrage Trade by DeFi Alpha

DeFi Technologies reported a one-time return of approximately C$30.3 million (US$22 million) from an arbitrage trade executed by its specialized trading desk, DeFi Alpha. The return will be reflected in the Company's Q2 2025 financial statements, strengthening its overall liquidity position. This strategic execution underscores DeFi Alpha's ability to capitalize on market inefficiencies and reinforces DeFi Technologies' commitment to disciplined trading strategies that deliver shareholder value.

DeFi Technologies to Enter RWA Space with Launch of Regulated, Bank-Issued Stablecoin in Partnership with Fire Labs; Kraken Joins as Strategic Integration Partner

DeFi Technologies announced a strategic joint venture and lead equity investment in Fire Labs, a stablecoin infrastructure provider backed by America First Technology (AFT), marking the Company's entry into the Real-World Asset (RWA) space. The initiative involves launching a fully regulated, USD-backed stablecoin issued by a U.S. chartered bank, with Kraken Embed serving as a key integration partner to facilitate institutional access. Fire Labs' overcollateralized model - backed by 105% reserves - and companion yield-bearing token are designed for compliant, institutional-grade deployment. DeFi Technologies will participate in revenue through fees, yield sharing, and ecosystem integration. The Company also completed a 19.5% minority investment in AFT, further solidifying its position in regulated digital finance infrastructure.

DeFi Technologies Reaffirms US$201.07 Million 2025 Revenue Guidance; Maintains Position as Largest Institutional Asset Manager of Solana in North America and Third Largest in Europe

DeFi Technologies reaffirmed its US$201.07 million (C$285.6 million) revenue guidance for fiscal 2025, excluding non-operational accounting adjustments related to previously acquired locked Solana and Avalanche tokens. As of May 23, Valour's Solana ETP became the Company's largest product by AUM at US$274.9 million (C$377.5 million), positioning it as the third-largest Solana fund in Europe. DeFi Technologies remains the largest institutional asset manager of Solana in North America, generating up to US$33 million (C$45.3 million) in annualized revenue through MEV-optimized validators, staking, and proprietary monetization strategies - more than any other asset manager or public Solana holder globally.

Valour Launches Curve DAO (CRV) and Litecoin (LTC) ETPs on Spotlight Stock Market, Expands Nordic Presence and Reveals New Products in Roadmap to 100 ETPs

Valour launched the Valour Curve DAO (CRV) and Valour Litecoin (LTC) SEK ETPs on Sweden's Spotlight Stock Market, expanding its presence in the Nordic region. With over 65 ETPs now listed, Valour continues to execute on its roadmap to 100 products, with new offerings - including TRX, XLM, BTC 2x, and ETH 2x - set to launch in the coming months. The Company's growing suite of regulated ETPs reinforces its position as a European market leader, providing investors with secure and diversified exposure to digital assets.

DeFi Technologies Receives Approval to List on Nasdaq

DeFi Technologies received approval to list its common shares on the Nasdaq Capital Market under the ticker symbol "DEFT", trading commenced on May 12, 2025. As part of the listing, the Company's shares ceased trading on the OTC Markets and continue to trade on CBOE Canada (DEFI) and Börse Frankfurt (R9B). The Nasdaq listing marks a significant milestone in DeFi Technologies' growth, increasing visibility, enhancing liquidity, and expanding access to a broader base of global investors.

Valour Partners with GulfCap Investment Bank for Cross-Listing its Exchange Traded Products on the Nairobi Securities Exchange

Valour appointed GulfCap Investment Bank as Transaction Advisor to support the cross-listing of its digital asset ETPs on the Nairobi Securities Exchange (NSE). This strategic partnership expands Valour's presence into African capital markets, offering Kenyan investors regulated, local currency access to its suite of over 65 digital asset ETPs currently trading across major European exchanges. GulfCap will lead regulatory coordination, due diligence, and investor engagement in alignment with Kenya's Capital Markets Authority and NSE guidelines, supporting responsible digital asset adoption in the region.

DeFi Technologies and Misyon Agree to Launch Innovative Digital Asset Investment Products in Turkiye

DeFi Technologies announced a strategic collaboration with Misyon Bank and Misyon Kripto to introduce exchange-traded products (ETPs) in Turkiye, offering investors alternative access to digital assets such as Bitcoin and Ethereum. With over 50% of the investor population already engaged in crypto, Turkiye ranks among the world's highest in digital asset adoption, driven by inflation and currency volatility. This partnership marks a key step in DeFi Technologies' ongoing global expansion strategy across the Middle East, Asia, and Africa through institutional partnerships and localized, compliant product offerings.

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; yield amounts from the Company's validator nodes;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; arbitrage opportunitites by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 03-JUN-25